

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 17, 2016

Via E-mail
Mr. Peter N. Kellogg
Chief Financial Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901

Re: **Celgene Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2015
        Filed February 11, 2016
        File No. 001-34912

Dear Mr. Kellogg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance